WOODSIDE

RECEIVED

2006 SEP -5 A 10: 53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 August 2006

06016499

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 16 August 2006:
  - Reported Profit Increases in First Half 2006
  - Appendix 4D Half Year Report Period Ended 30 June 2006
  - Half-Yearly Report 30 June 2006
  - 2006 Half Year Results Briefing presentation

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 16 AUGUST 2006
9:30AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

REPORTED PROFIT INCREASES IN FIRST HALF 2006

Key Points

- **1H 2006 reported profit of A$524.3 million, up 19.9%** compared to the first half 2005 reported profit of A$437.4[(1)] million. Production of 29.9 MMboe was in line with that of the previous corresponding period. The increase in profit was primarily a result of higher commodity prices.
- **Underlying net profit after tax (NPAT) of A$542.9 million, up 24.1%** over the first half 2005 underlying NPAT of A$437.4 million (before significant items).
- ***Record 1H oil and gas revenue of A$1,567.9 million and record 1H net operating cash flow of* A$908.6 million,** up 26.3% and 34.6%[(2)] respectively. These increases were driven by a 32.8% rise in the average realised oil price.
- **Record interim fully franked dividend of 49 cps, up by 14 cps from first half 2005.**
- **1H 2006 exploration spend of A$338.6 million**, up 156.3%. The higher expenditure was largely due to increased exploration activity, primarily due to the newly acquired Gryphon Gulf of Mexico prospects (August 2005), as well as a general increase in drilling rig and seismic vessel rates.
- **Achieved first oil from the Chinguetti project in Mauritania.** Due to reservoir performance, production has not met expectations.
- **Committed to the Vincent Oil project** in March 2006 for planned start-up in 2008.
- In June the **2006 production target was revised from 76 to 72 MMboe.** The revised target represents a 21% increase over last year's production of 59.7 MMboe. 2H production is expected to be around 40% higher than 1H 2006 as new projects come online.

(1) 2005 first-half comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.
(2) *2005 first-half cash flow comparatives have been reclassified by A$2.5 million from financing activities to operating activities.*

FINANCIAL RESULTS

The reported net profit after tax (NPAT) of A$524.3 million for the first half (1H) 2006 is 19.9% higher than the A$437.4 million for the corresponding period in 2005. The 2006 reported net profit after tax includes significant items of -A$18.6 million (after tax). These significant items comprise the realised gain on the sale of Kipper A$31.1 million (after tax) and the unrealised time-value losses on Vincent oil hedges (-A$49.7M after tax).

Excluding these impacts, the underlying 1H 2006 NPAT (before significant items) is A$542.9 million, 24.1% higher than the underlying 1H 2005 NPAT (before significant items) of A$437.4 million.

The overall improvement in profit was largely due to increased revenue from higher realised oil prices. Profit also benefited from the weaker A$ compared to the comparative prior period. These increases were partially offset by the higher level of exploration expense and increases in the costs of production and depreciation due to the start-up of the Chinguetti oil project and the acquisition of the Gryphon Exploration Company in Q3 2005.

Revenues from oil and gas operations were A$1,567.9 million, up 26.3% from A$1,241.5 million in 1H 2005. During the period the US$ realised oil price increased to US$65.42/bbl (up 32.8%).

	1H 2006 A$M[1] AIFRS[2]	1H 2005 A$M[1] AIFRS[2]	Variance %
Production volume (MMboe)	29.9	29.9	-
Sales volume (MMboe)	29.1	30.0	(3.0)
Oil & Gas Revenues	1,567.9	1,241.5	26.3
EBITDAX [3]	1,231.3	865.2	42.3
Exploration and evaluation expensed	(229.4)	(104.8)	118.9
Depreciation and amortization expensed	(207.9)	(124.9)	66.4
EBIT [4]	794.0	635.5	24.9
Net interest received/(expense)	9.4	(0.1)	n.m.[7]
Income tax expense before significant items	(260.5)	(198.0)	31.5
NPAT before significant items	**542.9**	**437.4**	**24.1**
Gain on sale of Kipper interests	31.1	-	n.m.[7]
Time-value losses on Vincent Hedges [5]	(49.7)	-	n.m.[7]
Reported Profit (after significant items)	**524.3**	**437.4**	**19.9**
Interim dividend (c.p.s)	49.0	35.0	40.0
Net Operating Cash Flow	908.6	675.1	34.6
Gearing (%) [6]	30.2	12.8	135.9
Long term debt (US$M)	1,175.0	800.0	46.9
Cash and cash equivalent	181.2	617.1	(70.6)

(1) All amounts are in A$M unless otherwise stated.
(2) The 2006 results and 2005 comparative results, comply with the Australian Equivalents to the International Financial Reporting Standards (AIFRS).
(3) EBITDAX = earnings before interest, tax, depreciation, amortisation and exploration (before significant items).
(4) EBIT = earnings before interest and tax, (before significant items)
(5) Vincent project was approved in March 2006 with first oil planned for 2008. Woodside has hedged some production to more effectively manage the economic risk associated with the project. Zero cost collar derivatives were entered into to hedge Vincent's future oil production. The time value of the put and call options are offset and a difference of minus A$49.7 million after tax was taken to the income statement for 1H 2006.
(6) Gearing = (net debt) divided by (net debt + equity).
(7) n.m. = not meaningful.

PRODUCTION AND SALES

Woodside's production for 1H 2006 was 29.9 million barrels of oil equivalent (MMboe), consistent with the 29.9 MMboe of the previous corresponding period. Production benefited from the start-up of the Chinguetti oil project in February 2006 and Gulf of Mexico production (Gryphon acquisition Q3 2005). However, these benefits were offset by the impacts of cyclones and operational issues at the North West Shelf, Cossack Pioneer, Legendre, Mutineer-Exeter and Laminaria-Corallina projects.

1H 2006 sales volume of 29.1 MMboe was 3% lower than the 30.0 MMboe sold in 1H 2005.

EXPLORATION

Woodside drilled 15 exploration wells in 1H 2006, seven of which encountered hydrocarbons (including one identified subsequent to 1H). A further three wells were drilling at half-year end. This compares to the six exploration wells drilled in 1H 2005.

The 1H 2006 expensed exploration and evaluation amount of A$229.4 million was 119% higher than 1H 2005. The higher expense was primarily the result of a higher overall exploration spend of A$338.6 million in 1H 2006 compared to A$132.1 million in 1H 2005. This expenditure was the result of a larger exploration program, particularly in the Gulf of Mexico, plus higher drilling rig and seismic vessel rates. Rates have risen in response to increased demand during the recent period of higher commodity prices. Approximately 49% of the A$229.4 million was expensed in the Gulf of Mexico and included an amount of A$30.2 million which related to the amortisation of Gulf of Mexico leases.

ROYALTIES, EXCISE and PRRT CHARGES

Royalties and excise charges of A$118.2 million were lower by 20.5%, primarily due to lower sales volumes from Legendre and Cossack fields. Petroleum Resource Rent Tax (PRRT) of A$64.4 million was up 62.9% due to higher commodity prices and revenues.

US$ DEBT AND GEARING INCREASE

Long-term debt at the end of 1H 2006 was US$1,175 million in the form of bilateral loans and three 10-year US$ bonds, up US$375 million from 1H 2005. Gearing, (net debt/(net debt + equity)), at the end of the half-year increased to 30.2% compared with 12.8% at the end of 1H 2005, largely due to the progress of approved growth projects.

DEPRECIATION, AMORTISATION AND RESTORATION

Depreciation, amortisation and restoration increased 66.4% to A$207.9 million due to higher charges associated with the acquisition of Gryphon Exploration Company and the start-up of the Chinguetti oil project.

NET OPERATING CASH FLOW

The record net cash from operating activities of A$908.6 million was 34.6% higher than that of 1H 2005 (A$675.1 million), largely in response to the significantly higher revenue achieved in 1H 2006.

DIVIDEND

A total interim dividend of 49 cents per share fully franked will be paid on 20 September 2006 to all shareholders registered at 1 September 2006. This compares with a total interim dividend in the 2005 corresponding period of 35 cents per share fully franked. The dividend represents a payout ratio of 60% on first-half underlying profits (before significant items).

RESTATEMENT OF COMPARATIVE PERIOD

During 2005, Draft Interpretation D15 was released for comment by the International Financial Reporting Interpretations Committee ('IFRIC') which clarified that contract inception, rather than transition to IFRS, was the relevant date to make the determination of whether embedded derivatives require separate recognition.

On transition to IFRS in 2004, gas sales contracts were not typically indexed to certain commodity prices. However, when Woodside's contracts were originally entered into, indexation to these commodities was commonly used. Therefore, in applying D15, these indices are not embedded derivatives that require separate recognition. Accordingly, embedded derivative assets of A$157 million with a corresponding entry in opening retained earnings initially recognised in the 30 June 2005 half-yearly report, have now been derecognised. This restatement resulted in an increase in revenue from sale of goods (A$9.6 million), a reduction in other income (A$108.2 million), a corresponding reduction in income tax expense (A$29.6 million) and reduction in retained earnings (A$69.0 million) for 1H 2005.

HEDGING

An oil hedging program was undertaken in the first half of 2006, to more effectively manage the economic risk associated with the Vincent oil field development. The oil hedging program comprised a portfolio of zero cost collars. In accordance with AASB139, the time value of the zero cost collars was not included in the hedge designation. Movements in the time value of the zero cost collars are taken to the income statement. It is important to note that the time value recognised in the income statement will reverse to a nil profit impact by the time the zero cost collars are exercised or expire.

1H 2006 OPERATING HIGHLIGHTS

CORPORATE

- **Safety performance** improved by 7% with a total recordable case frequency of 4.2 for every one million hours worked, down from the 4.5 recorded in 1H 2005. Woodside's safety performance was recognised externally in May by winning the Australian Petroleum Production and Exploration Association 2005 Safety Performance Award.

- **Environmental performance** improved by 160% with five reportable environmental incidents compared to 13 in the corresponding period.

AUSTRALIA

- **Vincent oil project.** The US$720 million (Woodside share US$432 million) Vincent oil project was approved in March 2006. First oil from Vincent is planned for 2008, with initial production of about 100,000 bbl of oil per day. Woodside has hedged some production to more effectively manage the economic risk associated with the project.

- **Pluto LNG.** Woodside and Kansai Electric Power Co. signed a Heads of Agreement for the supply of between 1.75 and 2 million tonnes of LNG a year over 15 years.

After updated interpretations from Pluto-3 and Pluto-4 well appraisal information, the current best estimate dry gas contingent resource (excluding inerts, no allowance for future fuel and flare) was increased to 4.1 Tcf, an increase of 14% over the previously reported number (3.6 Tcf).

- **First LNG Cargo to China.** In May, the NWSV shipped the first LNG cargo to China's first LNG receival terminal at Guangdong in southern China.

- **NWSV Recontracting.** Heads of Agreement were signed between the NWSV and Chugoku Electric Power Co. in March for the supply of between 1.2 and 1.4 million tonnes of LNG per annum for 12 years and in May with Toho Gas Co. Ltd for the supply up to 760,000 tonnes of LNG per annum for 10 years.

- **Enfield project start-up brought forward.** First oil production was achieved at Enfield on 24 July 2006, well ahead of the original Q4 2006 target.

- **Otway gas project.** The project execution is well advanced with start-up scheduled for Q4 2006. Platform construction is near completion and offshore commissioning has started. Offshore drilling activities and onshore gas plant installation is progressing.

- **LNG Phase V Expansion project.** To date about 80% of the project's approved budget has been committed. The project is on schedule for first shipment in Q4 2008. Due to increasing cost pressures, a comprehensive cost review has been initiated and is expected to be completed in Q3 2006.

- **Browse gas development.** Drilling began in June on Brecknock-3, the first of four planned appraisal wells for 2006. During 1H 2006, a number of field studies and technical studies were undertaken to support concept selection, currently scheduled for 2007.

- **Angel project.** Work commenced at both the jacket fabrication site in China and the topsides fabrication site in Malaysia during the first half. The project is on schedule for a Q4 2008 start-up.

AFRICA

- **First production at Chinguetti oil project.** The Chinguetti oil project started production on 25 February 2006, contributing 2,431,735 barrels of crude oil to the company's 1H 2006 production total. With the start-up of Mauritanian production, Woodside now has production from four countries across three continents. Given the lower than expected production from the Chinguetti field to date, the reserves for this field are under review. The initial review of the Chinguetti reserves will be completed in 2H 2006.

- **Libyan exploration drilling campaign begins.** The first Libyan onshore exploration wells in the Sirte and Murzuq basins were drilled in 1H 2006. Both wells encountered hydrocarbons. The hydrocarbon intersections and flows in both these wells are encouraging.

UNITED STATES

- **OceanWay project.** Woodside Natural Gas Inc. announced plans to seek approval for an offshore sea-to-land pipeline that would bring a new secure supply of affordable natural gas to California. Location of the terminal is more than 32 km offshore from Los Angeles International Airport. The proposal has no visible terminal or offshore platform.

2H 2006 OUTLOOK

Production in 2H 2006 is forecast to increase by around 40% from 1H 2006 (29.9 MMboe). The main contributor to this increase is new production from the Enfield project which began on 24 July 2006. Production is also expected to benefit from the start-up of the Otway gas project in Q4, reduced downtime at the North West Shelf operations and from well repairs and interventions at the Cossack Pioneer, Laminaria-Corallina, Legendre and Mutineer-Exeter oil assets.

The revised full-year production target of 72.0 MMboe provides production growth of 21% over last year's production of 59.7 million barrels of oil equivalent.

Notwithstanding the fact that 1H 2006 exploration expenditure was A$338.6 million, Woodside's exploration budget for 2006 still stands at A$507 million. The second-half exploration spend will be lower than 1H 2006 as less drilling is planned and a higher proportion of this expenditure is on lower-cost, onshore wells.

This Announcement, Appendix 4D, Half-Yearly Report and the Investor Briefing presentation is available on our website at www.woodside.com.au.

The Half-Yearly Review will be mailed to shareholders with the interim dividend payment on 20 September, 2006.

ASX listing rule 4.2A.3

Appendix 4D

Half Year report

Period Ended 30 June 2006

This information should be read in conjunction with the Half-Yearly Report 30 June 2006.

Name of entity

Woodside Petroleum Ltd.

ABN or equivalent company reference

55 004 898 962

Results for Announcement to the Market

				$A'000
Revenues from ordinary activities[1]	Increased	26.3%	to	1,567,923
Net profit after tax and before significant items (underlying profit)[1]	Increased	24.1%	to	542,853
Profit from ordinary activities after tax attributable to members[1]	Increased	19.9%	to	524,345
Net profit for the period attributable to members[1]	Increased	19.9%	to	524,345

Net profit after tax – before significant items	**6 months to 30 June 2006 A$ million Fav/(Unfav)**	**6 months to 30 June 2005[1] A$ million Fav/(Unfav)**
NPAT as reported	**524.3**	**437.4**
Significant Items After Tax		
Loss on Vincent Zero Cost Collars	49.7	-
Gain on sale of Kipper - VIC/RL2	(31.1)	-
Underlying NPAT	**542.9**	**437.4**

Woodside's underlying net profit after tax for the six months, ending 30 June 2006, of A$542.9 million was 24.1% higher than the comparable underlying profit in 2005 largely due to higher product prices. Overall sales volumes were less than the prior period by 0.9 MMboe. The net profit after tax includes the recognition of unrealised losses on the time value portion of commodity price hedges.

Revenues from oil and gas operations were A$1,567.9 million, up 26.3% from A$1,241.5 million in 1H 2005, largely driven by increased realised commodity prices. During the period the US$ realised oil price increased to US$65.42/bbl (up 32.8%).

[1] Comparative period amounts and percentage changes refer to the half yearly results to 30 June 2005. These have been calculated after restatement for the application of IFRIC D15 that provided guidance on the date from which embedded derivatives are recognised.

Dividends	Amount per security	Franked amount per security
Interim dividend	Ordinary 49¢	Ordinary 49¢
Previous corresponding period: Interim dividend	Ordinary 35¢	Ordinary 35¢

Record date for determining entitlements to the dividend	01 September 2006
Payment date for the interim dividend	20 September 2006

Brief explanation on the figures reported above is included in the enclosed press release and Half-Yearly Report

NTA backing	Current period	Previous corresponding period
Net tangible assets per ordinary security[2]	5.46	4.67

Dividends

Date the dividend is payable: 20 September 2006

	Current period $A'000	Previous corresponding period - $A'000
Ordinary securities *(each class separately)*	326,667	233,333
Total	**326,667**	**233,333**

None of these dividends are foreign sourced.

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

[2] Comparative period amounts and percentage changes refer to the half yearly results to 30 June 2005. These have been calculated after restatement for the application of IFRIC D15 that provided guidance on the date from which embedded derivatives are recognised.

Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal	
	Current period	Previous corresponding period
Ceramic Fuel Cells Limited [(1)]	13.3%	34.7%
HR Connect Pty Ltd [(2)]	33.3%	33.3%

(1) The investment in Ceramic Fuel Cells Limited was diluted from the issue of shares pursuant to a placement by the company on the AIM market of the London Stock Exchange. Ceramic Fuel Cells Limited ceased being accounted for as an associate entity of the Woodside group of companies from 2 March 2006 as a result of this dilution.

(2) Woodside Technical Services Pty Ltd disposed of its interest in HR Connect Pty Ltd during the period.

WOODSIDE

WOODSIDE PETROLEUM LTD.
AND ITS CONTROLLED ENTITIES

A.B.N. 55 004 898 962

HALF-YEARLY REPORT

30 June 2006

CONVERSION FACTORS

MMboe = Million barrels of oil equivalent	Tj = Terajoules	t = tonnes	bbl = barrels	MMBtu = Million British Thermal Units	MMcfe = Million cubic feet equivalent	Tcf = Trillion cubic feet

Product	Factors		Conversion Factors*
Domestic Gas	1Tj	=	163.6 boe
Liquefied Natural Gas (LNG)	1 t	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 t	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

*Minor changes to some conversion factors can occur over time due to gradual changes in the process stream.

WOODSIDE

Contents

Half-Yearly Report 30 June 2006

Directors' Report
For the Half-Year Ended 30 June 2006

The Directors of Woodside Petroleum Ltd. present their report and the consolidated financial report for the half-year ended 30 June 2006 as follows:
Note: The dollar figures are expressed in Australian currency unless otherwise stated.

a) FINANCIAL AND PRODUCTION PERFORMANCE

Financial Performance

The reported net profit after tax (NPAT) of $524.3 million for the first half (1H) 2006 is 19.9% higher than the $437.4 million for the corresponding period in 2005.

The reported NPAT of $524.3 million comprises significant items including the gain on the sale of Kipper ($31.1 million after tax) and a loss on hedging ($49.7 million after tax, refer to page 3). Excluding these impacts, the underlying 1H 2006 NPAT (before significant items) is $542.9 million, 24.1% higher than the underlying 1H 2005 NPAT (before significant items) of $437.4 million.

The overall improvement in profit was largely due to increased revenue from higher realised oil prices. Profit also benefited from the weaker A$ compared to the prior period. These increases were partially offset by the higher level of exploration expense and increases in production and depreciation costs due to the start-up of the Chinguetti Oil Project in Q1 2006 and the acquisition of the Gryphon Exploration Company (Gryphon) in Q3 2005.

Revenues from oil and gas operations were $1,567.9 million, up 26.3% from $1,241.5 million in 1H 2005. During the period the US$ realised oil price increased to US$65.42/bbl (up 32.8%).

1H 2006 sales volume of 29.1 MMboe was 3% lower than the 30.0 MMboe sold in 1H 2005.

Production Performance

Woodside's production for 1H 2006 was 29.9 MMboe, consistent with the 29.9 MMboe of the previous corresponding period. Production benefited from the start-up of the Chinguetti Oil Project in February 2006 and Gulf of Mexico production (Gryphon acquisition Q3 2005). However these benefits were offset by the impacts of cyclones in the North West Shelf (NWS) and operational issues at the NWS, Cossack Pioneer, Laminaria–Corallina, Legendre and Mutineer-Exeter projects.

b) CORPORATE MATTERS

Management Changes

Subsequent to the end of 1H 2006, Keith Spence, formerly the Chief Operating Officer, has been appointed Director, Enterpise Capability.

c) HEALTH, SAFETY AND ENVIRONMENT

Woodside's safety performance during 1H 2006 improved in all key indicators compared to 1H 2005. The company's Total Recordable Case Frequency (all injuries more serious than first aid cases, including lost time injuries) was 4.2 for each million hours worked at the end of 1H 2006. This was a 7% decrease on the rate of 4.5 recorded at the end of 1H 2005. The High Potential Incident Frequency (number of high potential incidents per million hours) showed a 45% improvement from 2.9 in 1H 2005 down to 1.6 in 1H 2006. .

Woodside's safety performance was recognised externally in May 2006 by winning the Australian Petroleum Production and Exploration Association (APPEA) 2005 Safety Performance Award. This is the most prestigious safety award in the Australian Oil and Gas Industry and recognises reductions in injury rates and safety initiatives. The award is judged by a panel of industry representatives.

Health performance during the period also improved, with Total Recordable Occupational Illness Frequency (based on severity higher than first aid cases) at 0.4 for each million hours worked, decreasing by 20% from the 0.5 achieved in 1H 2005. We sought to improve our health performance by continuing to increase awareness of health risks and implementing targeted risk programs such as Fitness for Work.

In April 2006, Woodside released its Health, Safety, Environment and Community Report which is available on Woodside's website. The report includes aspects relating to Community Relations.

Woodside had five reportable environmental incidents to the end of June 2006, an improvement over the 13 reported for the corresponding period in 2005. Of these events, one was a temporary exceedance of oil-in-water limits, three were hydrocarbon spills and one was an operational licence exceedance for oxides of nitrogen at the Karratha Gas Plant.

d) FINANCIAL RISK MANAGEMENT

Woodside's management of financial risk is aimed at assisting the Company to ensure net cash flows are sufficient to:

- Meet all of its financial commitments as and when they fall due;
- Maintain the capacity to fund its forecast project development and exploration strategy;
- Continue to pay dividends; and
- Sustain financial ratios which maintain an investment grade credit rating.

Directors' Report
For the Half-Year Ended 30 June 2006

Woodside continually monitors and tests its forecast financial position against these criteria and in general, will undertake hedging activity only when necessary to ensure these objectives will be met. There are other circumstances which may result in hedging activities, such as the purchase of reserves or underpinning the economics of a new project.

Commodity Price Management

The income statement for 1H 2006 includes after tax gains on gas price hedges of $45.1 million and after tax losses on oil price hedges of $49.7 million.

The gas hedging program was undertaken in 2005 to manage the gas price risk associated with the acquisition of Gryphon. It comprised a portfolio of hedges, primarily options, originally held by Gryphon and additional swaps entered into by Woodside on acquisition of Gryphon. The portfolio of options originally held by Gryphon are not eligible for hedge accounting, therefore fair value movements of the options are recognised directly in the income statement. The additional swaps entered into by Woodside on acquisition are eligible for hedge accounting, allowing fair value movements to be deferred to equity until the underlying hedged item is recognised.

The oil hedging program was undertaken in 1H 2006 to more effectively manage the economic risk associated with the Vincent oil field development. The oil hedging program comprised a portfolio of zero cost collars. In accordance with AASB139, the time value of the zero cost collars was not included in the hedge designation. Consequently, the movements in the time value of the zero cost collars are taken to the income statement. It is important to note that the time value recognised in the income statement will reverse to a nil profit impact by the time the zero cost collars are exercised or expire.

Currency Management

As at 30 June 2006, there were no currency hedges in place.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of maintaining a spread of maturities and a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and where appropriate, the use of derivative instruments which consist primarily of fixed-to-floating rate swaps.

e) **PRODUCTION AND SALES**

Domestic Gas and LNG

Production and sales volumes of domestic gas for the Western Australian market in 1H 2006 were lower than the corresponding period in 2005 due to lower customer demand. Woodside's share of production during the period averaged 262 Tj per day (1H 2005: 292 Tj per day).

NWS LNG production volumes for 1H 2006 totalled 959,281 t (1H 2005: 951,203 t). The 0.8% increase was largely due to higher LNG train capacity and availability. Higher availability and capacity of LNG Train 4 in 1H 2006 was partially offset by lower LNG Train 2 production due to the completion of a major shutdown. Sales volumes were slightly lower at 921,642 t, down 3.5% from 954,691 t in 1H 2005.

The NWS Venture delivered 97 LNG cargoes in 1H 2006, including 2 spot cargoes, a 2% decrease on the 99 cargoes delivered in 1H 2005.

Woodside's share of domestic gas and LNG sales revenue during 1H 2006 totalled $494.5 million, a 10.8% increase on the $446.3 million received for the corresponding 2005 period.

Gas production and sales from the Gulf of Mexico totalled 5,327,661 MMbtu for 1H 2006. No corresponding production or sales existed for 1H 2005 as the Gryphon Gulf of Mexico business was acquired in 2H 2005. Woodside's share of gas revenues for 1H 2006 totalled $63.2 million.

Condensate

Woodside's condensate production from the NWS Venture in 1H 2006 was 13.3% lower at 3,733,666 bbl (1H 2005: 4,307,122 bbl). The reduction was primarily due to the impact of declining recovery from the Echo Yodel field. Condensate production was also impacted in 1H 2006 by an 18 day shutdown of Stabiliser 3, reduced gas rates as a result of LNG Train 2 major shutdown work and the planned shutdown of the Goodwyn platform. Woodside's share of condensate sales volumes during the period totalled 3,661,128 bbl, compared with 4,353,472 bbl in 1H 2005. Condensate revenue for 1H 2006 was 5.9% higher at $312.1 million, compared to the corresponding 2005 period, due to higher realised prices.

The Ohanet Joint Venture received its full revenue entitlement of $22.3 million for 1H 2006. This compares with the $20.8 million (up 7.2%) reported for 1H 2005.

Woodside's share of condensate production and sales from the Gulf of Mexico totalled 122,353 bbl for 1H 2006. Revenue from condensate sales for 1H 2006 totalled $11.5 million. There was no corresponding production or sales for 1H 2005 as Gryphon was acquired in 2H 2005.

Crude Oil

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 1,977,370 bbl (1H 2005: 2,160,579 bbl). This 8.5% decrease was due to the continued shut-in of Laminaria-2 (where subsea flow-line repairs are scheduled for Q3 2006), the shut-in of Laminaria-8 from November to June and the shut-in of Corallina-3 from 11 January to 9 February (where repairs were carried out on the Subsea Control Module).

Laminaria-Corallina crude oil sales volume for 1H 2006 totalled 2,137,320 bbl, 1.9% lower than the 2,179,322 bbl for 1H 2005. However with higher realised oil prices, revenue in 1H 2006 was $182.4 million compared to $127.6 million in 1H 2005.

Woodside's NWS Venture crude oil production volumes in 1H 2006 decreased by 40.1% to 1,861,714 bbl, compared with 3,105,752 bbl in 1H 2005. Six cyclones early in the year, coupled with the damage to the riser turret mooring following an unsuccessful reconnection after Cyclone Clare, negatively impacted oil production. Crude oil sales volume for the period was 41.6% lower at 1,837,822 bbl, (1H 2005: 3,147,346 bbl). Woodside's revenue during 1H 2006 decreased by 19.6% to $168.1 million (1H 2005: $209.2 million), reflecting lower volumes partially offset by higher realised product prices.

The Chinguetti Oil Project started production on 25 February 2006 producing 5,920,512 bbl of crude oil to 30 June 2006 through the Floating Production Storage and Offloading (FPSO) facility "Berge Helene". Woodside's entitlement for the period was 2,431,735 bbl in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania. Woodside's Chinguetti crude oil sales during the period were 1,989,374 bbl, contributing revenue of $167.0 million in 1H 2006.

Mutineer-Exeter Oil Project production in 1H 2006 was 501,420 bbl. This was down 6.7% from 537,654 bbl in 1H 2005 due to natural field decline, tropical cyclone activity and planned and unplanned field shutdowns. Woodside's Mutineer-Exeter crude oil sales during the period were 511,652 bbl (1H 2005: 478,726 bbl), contributing revenue of $49.1 million in 1H 2006 (1H 2005: $30.5 million)

Legendre crude oil production in 1H 2006 was 361,980 bbl. This was down 65.6% from 1,052,848 bbl in 1H 2005 due to the impact of tropical cyclones, natural field decline and a major planned maintenance shutdown from mid May to mid June. Woodside's Legendre crude oil sales during the period were 71.7% lower at 277,738 bbl (1H 2005: 979,886 bbl) and revenue was down 56.9% to $28.2 million (1H 2005: $65.5 million).

Woodside's share of production and sales from the Gulf of Mexico totalled 5,556 bbl, contributing revenue of $0.6 million for 1H 2006. As Gryphon was acquired in 2H 2005, there are no corresponding 1H 2005 figures.

LPG

Woodside's share of NWS Venture LPG production in 1H 2006 was 65,413 t. Production was in line with the corresponding 2005 period (1H 2005: 65,431 t). Woodside's LPG sales volumes of 67,813 t were in line with the 68,110 t in 1H 2005. LPG sales revenue increased by 62.2% to $54.0 million compared to $33.3 million in 1H 2005 due to higher realised prices.

The Ohanet Joint Venture received its full revenue entitlement of $14.9 million for 1H 2006. This represents an increase from Woodside's 1H 2005 entitlement of $13.9 million (up 7.2%).

f) REVIEW OF OPERATIONS

AUSTRALIA AND THE TIMOR SEA

North West Shelf Venture

NWS Venture, Domestic Gas Joint Venture, China LNG Joint Venture – Woodside 16.67%, approximately 50%, 12.5% respectively, Operator

Phase V LNG Expansion Project

The Phase V LNG Expansion Project, which was approved in June 2005, includes construction of a fifth LNG train, associated infrastructure and a second loading jetty. The new train will process an additional 4.4 million t of LNG per annum and increase the plant's capacity to 16.3 million t per annum. Following the expansion, the NWS Venture onshore gas plant will be one of the largest LNG complexes in the Asia-Pacific region.

To date, approximately 80% of the project's approved budget has been committed. Most major contracts have been awarded, with the remaining major contracts expected to be awarded in Q3 2006. Current activities, including engineering and procurement pre-fabrication, site preparation and civil foundation are progressing according to plan. The project is on schedule for its first shipment in Q4 2008. Due to increasing cost pressures, a comprehensive cost review has been initiated and is expected to be completed in Q3 2006.

Directors' Report
For the Half-Year Ended 30 June 2006

China LNG Supply

The integration of China National Offshore Oil Company (CNOOC) into the NWS Venture is now complete and delivery of LNG to Guangdong Dapeng LNG is proceeding as part of regular NWS operations. The "Northwest Seaeagle" sailed from Whitnell Bay for the Guangdong receiving terminal with a pre-commissioning cargo on 18 May 2006. The first of 2 commissioning cargoes then sailed aboard the "Northwest Swan" on 21 June, with the second due for delivery in August.

Following the three pre-commissioning and commissioning cargoes, delivery of contract cargoes is scheduled to commence in September 2006.

Wanaea-Cossack Lambert-Hermes Oil

The Wanaea-Cossack Lambert-Hermes gas lift project, designed to enhance production from existing assets, was installed in 1H 2006 and commissioning will begin in early 2H 2006. The gas lift project, coupled with the installation of over 20 km of new flow-lines and the successful drilling and completion of an in-fill well on the Wanaea-Cossack Lambert-Hermes oil complex are designed to add production. In addition to the activities completed in 1H 2006, there are plans to drill and complete two in-fill wells in 2H 2006.

Goodwyn Low-Pressure Train

Work continues on significant modifications to process Train 2 and utility systems onboard the Goodwyn platform to operate Train 2 at low pressure. The modifications will allow Goodwyn reserves to be produced at a lower system pressure, enabling higher reserves recovery. The project's start-up timing has been revised to Q4 2006 due to the limitations of performing modifications while the platform maintains live operations. All scheduled shutdown activities were successfully completed on the Low Pressure Train during the May 2006 shutdown.

Perseus-over-Goodwyn Gas Project

This project aims to further develop the Perseus field to enable full utilisation of the Goodwyn platform's capacity as it becomes available. The project comprises three high production subsea wells tied back to the Goodwyn Alpha platform.

Engineering and procurement activities are progressing to plan for a Q2 2007 start-up.

Perseus-1B Gas Project

The Perseus-1B Gas Project involves the development of the Perseus gas/condensate field from the North Rankin platform via three additional platform wells. Reliable gas is scheduled for Q4 2006.

Angel Gas Field Project

The Angel Gas Field Project was approved on 15 December 2005. The project is the NWS Venture's third fixed platform, which will be remotely operated with three wells and a 50 km pipeline to join an existing offshore trunkline to shore. Engineering, procurement and contracting activities have commenced and are progressing to schedule.

Work has begun at both the jacket fabrication site in China and the topsides fabrication site in Malaysia. Throughout 1H 2006, major contracts were awarded, with the contracts for the jacket installation and the pipeline/flow-line installation being awarded in Q2 2006. Gas production from the Angel field is expected to start in Q4 2008.

Laminaria-Corallina Oil Project

AC/L5 and WA-18-L – Woodside 59.9% and 66.67% respectively, Operator

Production in 2H 2006 will benefit from the subsea tree repair program which commenced in May. Repairs to Laminaria-8 were completed during June and repairs to the Laminaria-2 flow-line are underway and should be completed in Q3 2006. Successful completion of repairs to these two wells should lift gross production to around 26,000 bbl per day (Woodside share: 16,826 bbl per day), followed by a resumption of natural field decline.

Legendre Project

WA-20-L – Woodside 45.94%, Operator

Following a major planned maintenance shutdown from mid May to mid June, production has since risen to a gross rate above 7,000 bbl per day and will be subject to natural field decline.

Enfield Oil Project

WA-28-L – Woodside 60%, Operator

The Enfield Oil Project progressed well in 1H 2006 leading to the project start-up being brought forward to Q3 2006, well ahead of the Q4 2006 target and within budget. The drilling campaign was successfully completed during May 2006 and rectification work required to the FPSO linear winch wire was completed in early July. Subsequent to the end of the first half, first production was achieved at Enfield on 24 July 2006.

Vincent Oil Project

WA-28-L – Woodside 60%, Operator

Engineering, procurement and contracting activities for the project are progressing in accordance with the schedule. The FPSO contract has been awarded to Maersk and negotiation of the subsea installation is underway. The Vincent Oil Project remains on schedule for start-up in 2008.

Directors' Report
For the Half-Year Ended 30 June 2006

Stybarrow Oil Project

WA-255-P – Woodside 50%

The BHP-operated Stybarrow Oil Project remains on schedule for start-up in 2008.

Mutineer-Exeter Oil Project

WA-26-L and WA-27-L – Woodside 8.2%

The first of three production wells planned to be drilled in 2006 was successfully tied-in and commenced production on 20 June, significantly increasing production towards the end of June. At the end of the quarter, the fields were producing in excess of 55,000 bbl per day (gross) and will be subject to natural field decline.

Otway Gas Project

T/30P, VIC/P43 – Woodside 51.55%, Operator

Project execution for the Otway Gas Project is well advanced with start-up scheduled for Q4 2006. Platform construction activities are nearing completion and offshore commissioning activities have commenced. Offshore drilling activities and onshore gas plant installation works are progressing.

Kipper Gas Field

VIC/RL 2 – Woodside 0%

Woodside sold its 30% interest in the Kipper Gas Field in the Victorian Gippsland Basin to Santos Offshore Pty Limited in May 2006.

Pluto Gas Development

WA-350-P – Woodside 100%

The Pluto 4 appraisal well, drilled in Q2 2006, confirmed the northern extent of the field. In light of recent appraisal work, the current best estimate dry gas contingent resource (excluding inerts, no allowance for fuel and flare) is 4.1 Tcf.

The offshore and onshore design concept has been selected and Foster Wheeler Worley Parsons has been appointed to undertake additional onshore studies before commencing front end engineering and design later this year. Land leases have been issued by the Western Australian Government to support ongoing development studies over the main Pluto development sites within the Burrup Industrial Estate. Environmental approval processes and management of heritage issues are continuing.

Pluto activity is progressing to achieve delivery of first LNG to Tokyo Gas and Kansai Electric by the end of 2010, should a final investment decision be taken by mid 2007.

Browse Gas Development

WA-30-R to WA-32-R, R/2 and TR/5; WA-28-R to WA-29-R and WA-275-P – Woodside 50% and 25% respectively, Operator

Drilling has been completed on Brecknock-3, the first of four appraisal wells planned for the Browse area in 2006. A 3D seismic survey over the southern part of Torosa is expected to commence in late 2006 and additional appraisal drilling around the Torosa field is planned for 2007.

Feasibility studies for a development concept are progressing, with an offshore development concept emerging as the leading option for commercialising the resource. Subject to a concept selection decision in 2007, and continuing customer negotiations, the first reliable LNG cargo is expected to be delivered between 2011-2014 with a final investment decision to be made around 2008-2009.

Sunrise Gas Development

NT/RL2, NT/P55, JPDA 03-19 – Woodside 26.67%, 35.90%, 27.67% respectively, Operator

Woodside postponed development of Sunrise in 2004 in the absence of legal and fiscal certainty for the LNG development.

In January 2006, the Maritime Arrangement Treaty between the Australian and Timor-Leste Governments was signed, although the agreement still needs to be ratified by the parliaments of both countries.

Further progress of the Sunrise Gas Development is dependent on several factors, including resolving the fiscal regime under which it would operate, the cost and location of any development, and the successful marketing of the resource.

AFRICA

Algeria

Woodside Energy (Algeria) Pty. Ltd. 15%

The Ohanet Joint Venture is run under a Risk Service Contract with Sonatrach (the Algerian National Oil Company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.

Mauritania

PSC Area B Chinguetti Exploitation Perimeter - Woodside Mauritania Pty Ltd 30.8%, WEL Mauritania B.V. 16.584%, Operator.

The FPSO facility, "Berge Helene" arrived at the Chinguetti field – 80 km south-west of Nouakchott – in early November 2005.

In February 2006, the Chinguetti field successfully produced first oil in Mauritania, less than 21 months after the project's final investment decision and less than five years after the initial discovery. Production since start-up

has been below expectations due to reservoir under-performance. Given the lower than expected production from the Chinguetti field to date, the reserves for this field are under review. Several initiatives, such as infill drilling and high resolution seismic, are being considered and these, together with a revision of the geological and reservoir models, will enable an update of the development plan for the entire field. The initial review of Chinguetti reserves will be completed in 2H 2006.

In February 2006 the company was advised by the Mauritanian Government that it disputed amendments to four offshore Production Sharing Contracts (PSCs) operated by the company's wholly owned subsidiary, Woodside Mauritania Pty Ltd. In March the company and the Mauritanian Government reached an agreement in principle to settle the dispute without the need for formal arbitration. Revised Mauritania PSCs were signed for offshore zones A, B, C2 and C6 by representatives of Woodside and its joint venturers in June 2006.

The main elements of the agreement include the securing of exploration periods in line with previous arrangements, the payment of a Chinguetti production bonus of US$100.0 million gross (Woodside share A$73.0 million), a modest increase in the Mauritanian Government's share of revenue when the realised oil price exceeds US$55 per barrel and the establishment of an Environmental Commission funded through a total annual payment of US$1.0 million by the joint venture during the life of production from the revised PSCs.

UNITED STATES

Neptune Oil and Gas Project

Woodside 20% working interest, 17.5% net revenue interest.

Development and fabrication has commenced. The project is estimated to be 30% complete. Drilling activity commenced during June 2006. As currently advised by the Operator, BHP Billiton, the project is expected to begin production in late 2007, initially through seven subsea wells tied to a stand-alone platform.

Gulf of Mexico Shelf

Production commenced at the Midway Gas Project, Breton Sound 41 B-7, Galveston 298, High Island 52 and Vermilion 16/17 developments during 1H 2006. Combined, these developments delivered additional production of around 17 MMcfe per day (Woodside share). At the end of the half-year, production was averaging 38 MMcfe per day and 940 bbl of liquids per day.

In addition, at the half-year end, work continued on the Breton Sound 41 B-8, Galveston 210, High Island 131, High Island A341 and Mustang Island 804 developments. These developments will provide additional production of around 36 MMcfe per day (Woodside share). Subsequent to the half-year end, production commenced at Mustang Island 804 and High Island 131.

OceanWay Project – California

Following the withdrawal from the Clearwater arrangements, a Los Angeles based team was established to pursue the OceanWay project in order to deliver natural gas to the Californian market. Applications for permits under the Deepwater Ports Act and Californian Legislation have been prepared for submission to the US Coast Guard and California State Lands Commission.

g) EXPLORATION

Woodside drilled 15 exploration wells in 1H 2006, seven of which encountered hydrocarbons (including one identified subsequent to 1H). A further three wells were drilling at half-year end. This compares to the six exploration wells drilled in 1H 2005.

The 1H 2006 expensed exploration and evaluation amount of $229.4 million was 119.0% higher than 1H 2005. The higher expense was primarily the result of a higher overall exploration spend of $338.6 million in 1H 2006 compared to $132.1 million in 1H 2005. This expenditure was the result of a larger exploration program, particularly in the Gulf of Mexico, plus higher drilling rig and seismic vessel rates. Rates have risen in response to increased demand during the recent period of higher commodity prices. Approximately 49% of the $229.4 million was expensed in the Gulf of Mexico and included an amount of $30.2 million which related to the amortisation of Gulf of Mexico leases.

AUSTRALIA AND THE TIMOR SEA

Woodside participated in four exploration wells during 1H 2006, of which two encountered hydrocarbons.

In the Otway Basin, the Thylacine South-1 well (T/30P, Woodside 51.55%) encountered a gross section of approximately 223 metres total vertical depth of gas saturated sandstones.

In the Carnarvon Basin, the Pemberton-1 well (WA-28-P, Woodside 15.78%) encountered a 65.5 metre gross gas column in good quality reservoir sands.

The Taj-1 (WA-20-L, Woodside 59.32%) and Pleiades-1 (WA-1-P, Woodside 59.32%) wells were plugged and abandoned after failing to encounter hydrocarbons.

Considerable seismic activity was undertaken during 1H 2006 with 3D surveys acquired in the Browse, Carnarvon, Great Australian Bight and Otway Basins.

Woodside was awarded two permits WA-369-P and WA-370-P (Woodside 50%) in the Carnarvon Basin and completed its sale of interests in WA-34-R, Bonaparte Basin.

AFRICA

Mauritania

Woodside participated in the drilling of one exploration well in Mauritania in 1H 2006. The Doré-1 exploration well was drilled in Mauritania in PSC Area B in Q1 without encountering hydrocarbons and was plugged and abandoned.

Subsequent to the end of the quarter the Mauritanian exploration drilling campaign resumed with the drilling of the Colin-1 well in PSC Area A. The well was drilled in July and was plugged and abandoned after failing to encounter hydrocarbons.

Libya

Woodside participated in its first Libyan onshore wells in 1H 2006 with the drilling of the A1-NC209 well in the Sirte Basin and the A1-NC210 well in the Murzuq Basin.

The A1-NC209 exploration well encountered hydrocarbons and a production test confirmed the presence of an oil column. The well was suspended pending further work to evaluate the significance of this oil discovery. During June, the A1-NC210 exploration well was drilled to a total depth of 1,042 metres. Subsequently, during July, a production test flowed 5.5MMcfe per day of gas through a 52/64 inch choke.

Seismic acquisition continued during 1H 2006 with onshore seismic surveys completed in the Murzuq and Sirte Basins, and offshore 2D and 3D data acquired in Woodside's EPSA IV acreage.

Algeria

Drilling of Ouardat Cherguia-1 (ODC-1) exploration well, located in Algeria block 401D, commenced in June. Woodside participated in the acquisition of the 2D seismic survey in Ksar Hirane Block 408a/409 during 1H 2006.

Kenya

In 2H 2006, Woodside is planning to participate in the first offshore Kenya well to be drilled in 20 years.

UNITED STATES

Lease Activity

During the Central Lease Sale in March 2006, Woodside Energy (USA) Inc. acquired interests in Green Canyon blocks 452/453/400/613, Mississippi Canyon Blocks 347/944, Vermillion 18/19/29, South Timbalier 306, Eugene Island 33/40, Sabine Pass 7, and East Cameron 53.

The following leases were either relinquished or expired: Eugene Island 69/111, East Cameron 35/41/52, West Cameron 103/232/244/254/335/495, Galveston 246, Viosca Knoll 115 and Ship Shoal 38. Woodside's interest in West Cameron 297 was reduced from 100% to 75%.

Drilling Activity

During 1H 2006, seven exploration wells and one appraisal well were drilled in the Gulf of Mexico, Atwater Valley 140 Well 1 & 1 Sidetrack, East Breaks 157, Breton Sound 41 B-8, High Island Block 131 Well 2, Mustang Island 771L, West Cameron 56 Well 1 and West Cameron Block 297 #1. Three exploration wells were successful and have been moved into developments (Atwater Valley 140 Well 1, Breton Sound 41 B-8 and High Island Block 131 Well 2).

h) OUTLOOK

Production in 2H 2006 is forecast to increase by approximately 40% from 1H 2006 (29.9 MMboe). The main contributor to this increase is new production from the Enfield Oil Project which commenced on 24 July 2006. Production is also expected to benefit from the start-up of the Otway Gas Project in Q4, reduced downtime at the NWS operations and from well repairs and interventions at Wanaea–Cossack, Laminaria–Corallina, Legendre and Mutineer-Exeter.

The revised full year production target of 72.0 MMboe provides production growth of 21% over last year's production of 59.7 million bbl MMboe.

Notwithstanding the fact that 1H 2006 exploration expenditure was $338.6 million, Woodside's exploration budget for 2006 still stands at $507.0 million. The second-half exploration spend will be lower than 1H 2006 as less drilling is planned and a higher proportion of this expenditure is on lower-cost, onshore wells.

Directors' Report
For the Half-Year Ended 30 June 2006

i) DIRECTORS

The names of the Directors in office during the period and until the date of this report are as follows:

Mr C B Goode (Chairman)

Mr D R Voelte (Managing Director and CEO)

Mr R E S Argyle
(resigned 12 April 2006)

Ms J R Broadbent

Dr A T Calvert

Mr R R Caplan
(appointed 15 February 2006)

Mr M A Chaney

Mr E Fraunschiel

Dr A Jamieson

Dr P J M H Jungels

Mr D I McEvoy

Mr J Stausholm
(appointed 20 June 2006)

Mr P M van Rossum
(resigned 15 February 2006)

Mr T N Warren
(resigned 15 February 2006)

j) ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts contained in this report have been rounded off under the option available to the Company as specified in Australian Securities and Investments Commission Class Order 98/0100, unless otherwise indicated.

k) REFERENCES TO WOODSIDE

References to Woodside may be references to Woodside Petroleum Ltd. or its applicable subsidiaries.

l) AUDITOR INDEPENDENCE DECLARATION

We have obtained the following independence declaration from our auditor, Ernst and Young:

In relation to our review of the financial report of Woodside Petroleum Ltd. for the half-year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G H Meyerowitz
Partner
Perth
16 August 2006

m) CORPORATE GOVERNANCE

In accordance with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Chief Executive Officer and the Chief Financial Officer, have provided the Board with a written statement that the accompanying financial report represents a true and fair view, in all material respects, of the position at 30 June 2006 and performance for the six month period to 30 June 2006 of Woodside Petroleum Ltd. in accordance with relevant accounting standards.

Signed in accordance with a resolution of the directors.

C B Goode, AC
Chairman
Perth
16 August 2006

Consolidated Income Statement
For the Half-Year Ended 30 June 2006

	Notes	30 June 2006 $000	30 June 2005 $000
Revenues from sale of goods	4(a)	**1,567,923**	1,241,509
Cost of sales	4(b)	**(476,638)**	(395,373)
Petroleum Resource Rent Tax	4(c)	**(64,424)**	(39,533)
Gross profit		**1,026,861**	806,603
Other revenue	4(d)	**9,511**	12,884
Other income	4(e)	**75,745**	8,615
Other expenses	4(f)	**(345,590)**	(172,984)
Profit before income tax and finance costs		**766,527**	655,118
Finance costs	4(g)	**(11,261)**	(19,654)
Profit before income tax		**755,266**	635,464
Income tax expense		**(230,921)**	(198,035)
Net profit		**524,345**	437,429
Basic and diluted earnings per share (cents)		**80**	67
Dividend per share (cents)	6(b)	**49**	35

The accompanying notes form part of the Half-Yearly Report

Consolidated Balance Sheet
As at 30 June 2006

	Notes	30 June 2006 $000	31 December 2005 $000
CURRENT ASSETS			
Cash and cash equivalents		**181,155**	232,904
Receivables		**398,230**	358,088
Inventories		**109,919**	56,345
Financial and other assets		**142,692**	84,796
TOTAL CURRENT ASSETS		**831,996**	732,133
NON-CURRENT ASSETS			
Inventories		**5,063**	10,553
Financial and other assets		**132,270**	97,005
Exploration and evaluation		**912,753**	694,566
Oil and gas properties		**5,741,165**	5,202,648
Other plant and equipment		**103,286**	100,925
Deferred income tax asset		**129,615**	131,547
TOTAL NON-CURRENT ASSETS		**7,024,152**	6,237,244
TOTAL ASSETS		**7,856,148**	6,969,377
CURRENT LIABILITIES			
Payables		**765,344**	632,540
Interest-bearing liabilities		**160,822**	31,400
Tax payable		**88,875**	152,773
Financial and other liabilities		**5,081**	43,732
Provisions		**78,504**	71,995
TOTAL CURRENT LIABILITIES		**1,098,626**	932,440
NON-CURRENT LIABILITIES			
Payables		**6,960**	9,404
Interest-bearing liabilities		**1,599,516**	1,096,127
Deferred tax liabilities		**701,282**	673,318
Financial and other liabilities		**380,477**	356,808
Provisions		**427,532**	400,649
TOTAL NON-CURRENT LIABILITIES		**3,115,767**	2,536,306
TOTAL LIABILITIES		**4,214,393**	3,468,746
NET ASSETS		**3,641,755**	3,500,631
EQUITY			
Issued and fully paid shares	5(a)	**706,492**	706,492
Shares held for share plan	5(b)	**(187,522)**	(148,040)
Other reserves		**49,032**	6,104
Retained earnings		**3,073,753**	2,936,075
TOTAL EQUITY		**3,641,755**	3,500,631

The accompanying notes form part of the Half-Yearly Report

Consolidated Cash Flow Statement
For the Half-Year Ended 30 June 2006

	30 June 2006 $000	30 June 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**1,669,514**	1,287,681
Interest received	**8,979**	11,916
Dividends received	**7,191**	6,799
Payments to suppliers and employees	**(301,061)**	(223,032)
Borrowing costs paid (net of capitalised amounts)	**-**	(9,368)
Management and other fees	**1,917**	8,522
Royalties, excise and PRRT payments	**(192,094)**	(175,207)
Income tax paid	**(246,273)**	(210,520)
Purchase of shares relating to employee share plan	**(68,433)**	(41,958)
Payments received from employees relating to employee share plan	**28,891**	20,316
Net Cash from/(used in) Operating Activities	**908,631**	675,149
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	**(1,248,935)**	(834,125)
Proceeds from sale of oil and gas properties	**13,305**	-
Proceeds from sale of exploration and evaluation	**43,486**	190,182
Proceeds from sale of other plant and equipment	**-**	186
Proceeds from sale of investment	**555**	-
Payments for investments in other entities	**(1,163)**	(1,379)
Net Cash from/(used in) Investing Activities	**(1,192,752)**	(645,136)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	**623,462**	-
Dividends paid	**(386,667)**	(213,333)
Payments for finance lease liabilities	**(2,476)**	(2,476)
Net Cash from/(used in) Financing Activities	**234,319**	(215,809)
NET INCREASE/(DECREASE) IN CASH HELD	**(49,802)**	(185,796)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE HALF-YEAR	**232,904**	797,140
Effects of exchange rate changes on the balances of cash held in foreign currencies	**(1,947)**	5,724
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	**181,155**	617,068

Consolidated Statement of Changes in Equity
For the Half-Year Ended 30 June 2006

	Issued and fully paid shares	Shares held for share plan	Other reserves	Retained earnings	Total equity
	$000	$000	$000	$000	$000
Balance at 1 January 2005	706,492	(136,890)	27,849	2,275,315	2,872,766
Employee share plan purchases	-	(41,958)	-	-	(41,958)
Employee share plan redemptions	-	17,471	-	-	17,471
Dividends applied	-	2,805	-	-	2,805
Cost of share-based payment	-	-	12,980	-	12,980
Currency translation differences	-	-	(186)	-	(186)
Cash flow hedges	-	-	763	-	763
Available-for-sale financial assets	-	-	27,419	-	27,419
Amounts recognised directly in equity	-	(21,682)	40,976	-	19,294
Net profit for the half-year	-	-	-	437,429	437,429
Dividends paid	-	-	-	(213,333)	(213,333)
Balance at 30 June 2005	706,492	(158,572)	68,825	2,499,411	3,116,156
Balance at 1 January 2006	706,492	(148,040)	6,104	2,936,075	3,500,631
Employee share plan purchases	-	(58,720)	-	-	(58,720)
Employee share plan redemptions	-	24,450	-	-	24,450
Dividends applied	-	4,234	-	-	4,234
Executive incentive plan share purchases	-	(9,446)	-	-	(9,446)
Cost of share-based payments	-	-	17,307	-	17,307
Currency translation differences	-	-	(16,850)	-	(16,850)
Cash flow hedges	-	-	25,959	-	25,959
Available-for-sale financial assets	-	-	16,512	-	16,512
Amounts recognised directly in equity	-	(39,482)	42,928	-	3,446
Net profit for the half-year	-	-	-	524,345	524,345
Dividends paid	-	-	-	(386,667)	(386,667)
Balance at 30 June 2006	**706,492**	**(187,522)**	**49,032**	**3,073,753**	**3,641,755**

The accompanying notes form part of the Half-Yearly Report

Notes to and forming part of the Financial Report
For the Half-Year Ended 30 June 2006

1. GENERAL INFORMATION

The financial report of Woodside Petroleum Ltd. for the half-year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 16 August 2006.

Woodside Petroleum Ltd. is a company limited by shares, domiciled and incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of Woodside Petroleum Ltd. and its subsidiaries ('the Group' or 'Woodside') are the exploration, evaluation, development, production and marketing of hydrocarbons.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

This general purpose financial report for the interim half-year reporting period ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB134 *Interim Financial Reporting* and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Full Financial Report for the year ended 31 December 2005 and any public announcements made by Woodside Petroleum Ltd. during the interim reporting period in accordance with the continuous reporting requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those disclosed in the annual financial report for the year ended 31 December 2005 which are in accordance with accounting standards in place at that date. The adoption of amending standards mandatory for annual periods beginning on or after 1 January 2006 do not result in any significant changes to the accounting policies that were in place at 31 December 2005.

Comparatives

The 30 June 2005 comparatives have been amended to reflect changes in accounting policies adopted at 31 December 2005 in relation to accounting for embedded derivatives and recognising oil sales revenue using the entitlements method. For further details regarding these changes in accounting policy, refer to Woodside's 31 December 2005 Full Financial Report.

(b) Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Group as at 30 June 2006. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Notes to and forming part of the Financial Report
For the Half-Year Ended 30 June 2006

3. SEGMENT INFORMATION

Primary Reporting-Business Segments

	North West Shelf Business Unit		Australia Business Unit		Mauritania Business Unit		United States of America Business Unit		Group and Unallocated		Consolidated	
	30 June 2006 $000	30 June 2005 $000	**30 June 2006 $000**	30 June 2005 $000	**30 June 2006 $000**	30 June 2005 $000	**30 June 2006 $000**	30 June 2005 $000	**30 June 2006 $000**	30 June 2005 $000	**30 June 2006 $000**	30 June 2005 $000
Revenue from sale of goods	**1,028,715**	983,346	**259,674**	223,529	**166,987**	-	**75,365**	-	**37,182**	34,634	**1,567,923**	1,241,509
Cost of sales												
Production costs	**(188,148)**	(183,986)	**(32,922)**	(50,538)	**(10,115)**	-	**(5,002)**	-	**(5,905)**	(3,824)	**(242,092)**	(238,348)
Shipping and marketing	**(26,628)**	(36,688)	**(3,095)**	(2,508)	**-**	-	**-**	-	**(4,565)**	(74)	**(34,288)**	(39,270)
Depreciation and amortisation	**(67,987)**	(72,651)	**(37,902)**	(28,128)	**(48,382)**	-	**(27,433)**	-	**(18,554)**	(16,976)	**(200,258)**	(117,755)
Total cost of sales	**(282,763)**	(293,325)	**(73,919)**	(81,174)	**(58,497)**	-	**(32,435)**	-	**(29,024)**	(20,874)	**(476,638)**	(395,373)
Petroleum Resource Rent Tax	**-**	-	**(64,424)**	(39,533)	**-**	-	**-**	-	**-**	-	**(64,424)**	(39,533)
Gross profit	**745,952**	690,021	**121,331**	102,822	**108,490**	-	**42,930**	-	**8,158**	13,760	**1,026,861**	806,603
Other revenue and income	**36,975**	8,379	**23,537**	457	**33,242**	756	**1,708**	-	**(10,206)**	11,907	**85,256**	21,499
Other expenses	**(187)**	(2,221)	**(73,294)**	(2,046)	**(42,947)**	(9,288)	**26,251**	(8,142)	**(25,983)**	(46,515)	**(116,160)**	(68,212)
Exploration expensed	**(1,915)**	(1,314)	**(34,261)**	(28,898)	**(13,356)**	(18,610)	**(111,704)**	(13,039)	**(68,194)**	(42,911)	**(229,430)**	(104,772)
Segment results	**780,825**	694,865	**37,313**	72,335	**85,429**	(27,142)	**(40,815)**	(21,181)	**(96,225)**	(63,759)	**766,527**	655,118
Finance costs expensed											**(11,261)**	(19,654)
Income tax expense											**(230,921)**	(198,035)
Net profit/(loss)											**524,345**	437,429

Business Segments

The Group has the following reportable segments:

North West Shelf Business Unit:

Exploration, evaluation, development, production and sales of LNG, domestic gas, condensate, LPG and crude oil from the North West Shelf ventures.

Australia Business Unit:

Exploration, evaluation, development, production and sale of crude oil in assigned permit areas and from the Laminaria, Legendre, Mutineer-Exeter, Enfield, Vincent, Otway and Stybarrow ventures.

Mauritania Business Unit:

Exploration, evaluation, development, production and sale of gas and crude oil from the Mauritanian ventures.

United States of America Business Unit:

Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Group and Unallocated:

This segment comprises the activities undertaken by all other business units and corporate costs.

4. REVENUES AND EXPENSES

	Consolidated 30 June 2006 $000	30 June 2005 $000
(a) Revenues from continuing operations		
Revenue from sale of goods		
Liquefied natural gas and domestic gas		
North West Shelf	494,485	446,260
United States of America	63,241	-
	557,726	446,260
Condensate		
North West Shelf	312,133	294,573
Ohanet	22,332	20,781
United States of America	11,539	-
	346,004	315,354
Oil		
Laminaria	182,409	127,560
North West Shelf	168,081	209,174
Chinguetti	166,987	-
Mutineer-Exeter	49,078	30,515
Legendre	28,186	65,453
United States of America	585	-
	595,326	432,702
Liquefied petroleum gas		
North West Shelf	53,979	33,340
Ohanet	14,888	13,853
	68,867	47,193
Total revenues from continuing operations	1,567,923	1,241,509
(b) Cost of sales		
Cost of production		
Production costs	(140,275)	(85,752)
Royalties and excise	(118,244)	(148,754)
Third party gas	(368)	(49)
Insurance	(15,518)	(9,400)
Inventory movement	32,313	5,607
	(242,092)	(238,348)
Shipping and marketing costs		
Liquefied natural gas shipping	(23,602)	(25,900)
Marketing and sales administration	(10,686)	(13,370)
	(34,288)	(39,270)
Oil and gas properties depreciation and amortisation		
Land and buildings	(4,440)	(4,304)
Transferred exploration and evaluation	(52,916)	(5,643)
Plant and equipment	(137,266)	(102,171)
Marine vessels and carriers	(5,636)	(5,637)
	(200,258)	(117,755)
Total cost of sales	(476,638)	(395,373)
(c) Petroleum Resource Rent Tax	(64,424)	(39,533)
Gross profit	1,026,861	806,603

4. REVENUES AND EXPENSES (continued)

	Consolidated 30 June 2006 $000	30 June 2005 $000
(d) Other revenue from continuing operations		
Finance income		
Interest		
Bank	**3,138**	8,417
Other entities	**6,265**	4,226
Dividends – other entities	**108**	241
Total other revenue from continuing operations	**9,511**	12,884
(e) Other income		
Management and other fees – other entities	**11,682**	15,837
Share of associates' net profit	**3,623**	3,350
Foreign exchange gains/(losses)	**7,220**	(7,240)
Net profit on sale of exploration and evaluation	**23,143**	-
Change in fair value of embedded derivatives	**30,077**	(3,332)
Total other income	**75,745**	8,615
(f) Other expenses		
Exploration and evaluation		
Exploration	**(185,795)**	(73,423)
Amortisation of licence acquisition costs	**(33,590)**	(3,560)
Evaluation	**(10,045)**	(27,789)
Total exploration and evaluation	**(229,430)**	(104,772)
Corporate and business development	**(57,779)**	(61,241)
Other costs		
Depreciation of other plant and equipment	**(7,638)**	(7,191)
Exchange gains/(losses) on cash balances	**(1,947)**	5,724
Losses on derivative financial instruments	**(48,796)**	(1,389)
Net loss on sale of assets	**-**	(4,115)
Total other costs	**(58,381)**	(6,971)
Total other expenses	**(345,590)**	(172,984)
(g) Finance costs		
Borrowing costs incurred	**(42,298)**	(32,473)
Borrowing costs capitalised	**42,298**	19,757
Accretion expense	**(11,261)**	(6,938)
Total finance costs	**(11,261)**	(19,654)
Profit before income tax	**755,266**	635,464

Notes to and forming part of the Financial Report
For the Half-Year Ended 30 June 2006

5. CONTRIBUTED EQUITY

	Consolidated 30 June 2006 $000	Consolidated 31 December 2005 $000
(a) Issued and fully paid shares		
666,666,667 ordinary shares.	**706,492**	706,492
(b) Shares held for share plan		
Shares held for employee share plan 9,799,979 (2005: 10,536,682) ordinary shares	**178,076**	148,040
Shares held for executive incentive plan 202,430 (2005: Nil) ordinary shares	**9,446**	-
	187,522	148,040

All shares are a single class with no par value and equal rights to dividends, capital distributions and voting. There are no shares reserved for share options or other arrangements.

6. DIVIDENDS

	Consolidated 30 June 2006 $000	Consolidated 30 June 2005 $000
(a) Dividends paid during the half-year		
Fully franked final dividend 58 cents (2005: 32 cents)	**386,667**	213,333
(b) Dividends in relation to reported periods not recorded as a liability		
Dividends declared after period end		
Fully franked interim dividend 49 cents (2005: 35 cents)	**326,667**	233,333

7. CHANGE IN COMPOSITION OF THE GROUP

Since the last annual reporting date, there have been no significant changes in the composition of the Group.

8. CONTINGENT ASSETS AND LIABILITIES

(a) The Group has guarantees of $1,300,000 (2005: $1,300,000) in place in relation to workers' compensation liabilities.

(b) Woodside Petroleum Ltd. together with certain of its controlled entities has guaranteed the discharge by Woodside Finance Ltd. of its financial obligations under debt facilities and International Swaps & Derivatives Association, Inc. ('ISDA') agreements. Woodside Petroleum Ltd. together with certain of its controlled entities has guaranteed the discharge by Woodside Energy (USA) Inc., Gryphon Exploration Company and Woodside Energy Ltd. of their financial obligations under ISDA agreements.

(c) In April 2005 Hardman Chinguetti Production Pty Ltd ('Hardman') filed a writ in the Supreme Court of Western Australia against Woodside Mauritania Pty. Ltd. ('WMPL'), WEL Mauritania B.V. ('WEL M BV') and the other joint venture partners in deepwater blocks 4 and 5 in offshore Mauritania ('Area B') seeking a declaration as to how the joint venture partners should share the recovery of certain costs incurred by WMPL and another pursuant to their farm-in obligations ('Farm-in Costs'), from production in Area B. WMPL and WEL M BV are defending the writ. The amount of the Farm-in Costs in Area B in issue for WMPL and WEL M BV is estimated to be US$17.0 million (before tax, not adjusted for timing of recovery from production and subject to clarification by Hardman of its position).

9. EVENTS OCCURING AFTER BALANCE SHEET DATE

Dividends

On 16 August 2006 Woodside declared an interim dividend of 49 cents per share fully franked (2005: 35 cents per share fully franked). These dividends will be payable to shareholders registered on 1 September 2006 and will be paid on 20 September 2006.

Directors' Declaration

In accordance with a resolution of the Directors of Woodside Petroleum Ltd., we state that:

In the opinion of the Directors:

a) the financial statements and notes of the Group are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Group's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard, AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) there are reasonable grounds to believe that Woodside Petroleum Ltd. will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

On behalf of the Board

Charles Goode, AC
Chairman

Don Voelte
Chief Executive Officer

Perth
16 August 2006

Independent Review Report to Members of Woodside Petroleum Ltd.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Woodside Petroleum Ltd. (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the half-year ended 30 June 2006.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 *Interim Financial Reporting*, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Woodside Petroleum Ltd. and the entities it controlled during the period is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2006 and of its performance for the period ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G H Meyerowitz
Partner
Perth
16 August 2006

Registered Office

Woodside Petroleum Ltd.
240 St. George's Terrace
Perth Western Australia 6000
Telephone: (+61) 8 9348 4000
Facsimile: (+61) 8 9348 4142

Requests for information in relation to the Company can be directed to the Company Secretary.
Website: www.woodside.com.au

Share Registry

It is important that shareholders notify the Share Registry immediately in writing, if there is any change in their registered address.

The Share Registry is Computershare Investor Services Pty Limited, located at:
Level 2, Reserve Bank Building
45 St. George's Terrace
Perth Western Australia 6000
Telephone: 1300 557 010
Facsimile: (+61) 8 9323 2033
Email: perth.services@computershare.com.au
Website: www.computershare.com